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                     [LETTERHEAD OF KPMG PEAT MARWICK LLP]


February 5, 1997


Mr. Mark Beychok
Chief Executive Officer
Vitafort International Corporation
1800 Avenue of the Stars, Suite 480
Los Angeles, California 90067

Dear Mr. Beychok:

This is to confirm that the client-auditor relationship between Vitafort International Corporation and KPMG Peat Marwick LLP has ceased.

Very truly yours,

/s/ KPMG Peat Marwick LLP


cc: Chief Accountant
    Securities and Exchange Commission